Mail Stop 3561

                                                               October 11, 2018

   Jay Stasz
   Chief Financial Officer
   Ollie's Bargain Outlet Holdings, Inc.
   6295 Allentown Boulevard, Suite 1
   Harrisburg, Pennsylvania 17112

           Re:    Ollie's Bargain Outlet Holdings, Inc.
                  Form 10-K for the Fiscal Year Ended February 3, 2018 Response Dated October 3, 2018
                  File No. 001-37501

   Dear Mr. Stasz:

           We have reviewed your October 3, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

          After reviewing your response to this comment, we may have additional comments.
   Unless we note otherwise, our references to prior comments are to comments in our September
   19, 2018 letter.

   Form 10-K for the Fiscal Year Ended February 3, 2018

   Item 7. Management's Discussion and Analysis of Financial Condition and Results of
   Operations

   Critical Accounting Policies and Estimates, page 39

       1. We have read your response to comment 1. Although you indicate that certain assumptions and estimates relating to your accounting policies more recently have reduced elements of management subjectivity or uncertainty, these assumptions and estimates appear susceptible to change and the resulting change(s) could materially impact your financial statements in the future. Accordingly, please revise future filings to include, at a minimum, critical accounting policies for inventory and goodwill and intangible asset impairment. We note that these items represent approximately 90% of
 Jay Stasz
Ollie's Bargain Outlet Holdings, Inc.
October 11, 2018
Page 2

        your total assets as of fiscal year-end 2017. It appears there are accounting estimates and assumptions related to inventory valuation that are susceptible to change given the nature of your business and your exposure to general economic conditions which could have a material effect on your financial condition or operating performance. In addition to the page 48 disclosure cited in our previous comment, your risk factor disclosure on page 21 cautions investors that if higher levels of shrinkage were to occur it could have a material effect on your results of operations. In regards to impairment testing, there are numerous assumptions, events and circumstances that are susceptible to change. Examples of such events and circumstances include macroeconomic conditions, access to capital markets, adverse changes in equity or credit markets, changes in the market for your products, cost or expense factors that could negatively impact your earnings and cash flows, company-
        specific events, or a sustained decline in your market capitalization.

        You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Andrew Blume,
Staff Accountant at (202) 551-3254 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

                                                             Sincerely,

                                                             /s/ Jennifer
Thompson

                                                             Jennifer Thompson
                                                             Accounting Branch
Chief
                                                             Office of Consumer
Products